Direct Owners/Executive Officers

~~**Primary Business Name: BARCLAYS CAPITAL INC.**~~ ~~**BD Number: 19714**~~

~~**BD - AMENDMENT**~~

~~**05/10/2019**~~

~~**BD - DIRECT OWNERS/EXECUTIVE OFFICERS**~~

~~Are there any indirect owners of the *applicant* required to be reported on Schedule B?~~

~~Yes~~ ~~No~~

~~**Ownership Codes: NA - less than 5%**~~ ~~**B - 10% but less than 25%**~~ ~~**D - 50% but less than 75%**~~

~~**A - 5% but less than 10%**~~ ~~**C - 25% but less than 50%**~~ ~~**E - 75% or more**~~

Organization CRD Number: 19714 **Organization Name: BARCLAYS CAPITAL INC.**

Organization SEC Number: 8-41342 **Applicant Name: BARCLAYS CAPITAL INC.**

View IA Record

Full Legal Name	~~DE/FE/I~~Domestic, Foreign, Individual	~~Title or~~ Status	Date Status Acquired	~~Own.~~Ownership Code	Control ~~Person~~person	~~PR~~Public Reporting Company	CRD ~~#(or S.S.No.~~#, EIN, SSN, IRS ~~Tax~~ #~~, Emp. ID)~~
BARCLAYS GROUP US INC.	Domestic Entity	OWNS BARCLAYS CAPITAL INC.	12/1999	75% or more	Y	N	13-3249618
O'CONNOR, CLAIRE SCHOLZ	Individual	BOARD DIRECTOR	09/2018	Less than 5%	Y	N	1907247
NOTO, JOSEPH C	Individual	BOARD DIRECTOR	09/2018	Less than 5%	Y	N	4688658
LAROCCA, GERARD SEBASTIAN	Individual	PRESIDENT	01/2011	Less than 5%	Y	N	2683227
MELI, JEFFREY ANTHONY	Individual	CO-HEAD OF RESEARCH	07/2015	Less than 5%	N	N	4477654
JAISING, RAHUL	Individual	ROSFP - PRIME SERVICES	08/2013	Less than 5%	N	N	4754959
BANCONE, ANTHONY	Individual	ROSFP - DISTRIBUTION	08/2013	Less than 5%	N	N	1790892
ABREU, JULIAN JAVIER	~~I~~Individual	ROSFP - PRIME SERVICES	03/2019	~~NA~~Less than 5%	N	N	5160018
~~BANCONE, ANTHONY~~	~~I~~	~~ROSFP - DISTRIBUTION~~	~~08/2013~~	~~NA~~	~~N~~	~~N~~	~~1790892~~
~~BARCLAYS GROUP US INC.~~	~~DE~~	~~OWNS BARCLAYS CAPITAL INC.~~	~~12/1999~~	~~E~~	~~Y~~	~~N~~	~~13-3249618~~
~~BARNES, MURRAY CHARLES~~	~~I~~	~~BOARD DIRECTOR~~	~~04/2018~~	~~NA~~	~~Y~~	~~N~~	~~5773694~~
~~FORREST, MONTY LEE~~	~~I~~	~~BOARD DIRECTOR~~	~~05/2015~~	~~NA~~	~~Y~~	~~N~~	~~5812639~~
~~FORREST, MONTY LEE~~	~~I~~	~~CHIEF OPERATIONS OFFICER~~	~~05/2015~~	~~NA~~	~~Y~~	~~N~~	~~5812639~~

FUQUA, JAMES	IIndividual	CHIEF LEGAL OFFICER	11/2018	NALess than 5%	N	N	2933658
JAISING, RAHUL	I	ROSFP - PRIME SERVICES	08/2013	NA	N	N	4754959
LAROCCA, GERARD SEBASTIAN	I	PRESIDENT	01/2011	NA	Y	N	2683227
LAROCCA, GERARD SEBASTIAN	IIndividual	BOARD DIRECTOR	10/2005	NALess than 5%	Y	N	2683227
LARSON, MATTHEW SCOTT	I	CHIEF FINANCIAL OFFICER	06/2017	NA	Y	N	2605152
LARSON, MATTHEW SCOTT	I	BOARD DIRECTOR	06/2017	NA	Y	N	2605152
LUBLINSKY, MICHAEL	IIndividual	CHIEF EXECUTIVE OFFICER	02/2018	NALess than 5%	Y	N	2655249
LUBLINSKY, MICHAEL	IIndividual	BOARD DIRECTOR	02/2018	NALess than 5%	Y	N	2655249
MELIFORREST, JEFFREYMONTY ANTHONYLEE	IIndividual	CO-HEAD OF RESEARCHBOARD DIRECTOR	0705/2015	NALess than 5%	NY	N	4477654 5812639
NOTOFORREST, JOSEPHMONTY CLEE	IIndividual	BOARD DIRECTORCHIEF OPERATIONS OFFICER	0905/20182015	NALess than 5%	Y	N	4688658 5812639
O'CONNOR, CLAIREBARNES, MURRAY SCHOLZCHARLES	IIndividual	BOARD DIRECTOR	0904/2018	NALess than 5%	Y	N	1907247 5773694
OLSENLARSON, EDVARDMATTHEW SSCOTT	IIndividual	CHIEF COMPLIANCEFINANCIAL OFFICER - BD	06/20182017	NALess than 5%	NY	N	4584109 2605152
ZACHARIALARSON, ZACHARIAMATTHEW	IIndividual	CHIEF COMPLIANCE OFFICER - SECURITIES TRADINGBOARD DIRECTOR	0506/20192017	NALess than 5%	NY	N	2440444 2605152

SCOTT							
ZACHARIA, ZACHARIA	Individual	CHIEF COMPLIANCE OFFICER	05/2019	Less than 5%	N	N	2440444